A Copy of the Renewal Binder Letter for the Fidelity Joint Insured Bond (Attached). The renewal policy is in the process of being issued by the underwriters and will follow shortly in a separate mailing.


CHUBB [LOGO]


CHUBB GROUP OF INSURANCE COMPANIES

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
55 Water Street, 29th-30th Floors, New York, New York 10041-2899     Telephone (212 612-4000
                                                                     Facsimile (212) .112-2600

REVISED BINDER EFFECTIVE: AUGUST 8, 2006
----------------------------------------
DUE TO INCREASED LIMITS
-----------------------

THIS CERTIFIES THAT pending issuance of a Bond in the form described below, the Vigilant Insurance Company , hereinafter called the Company, is binding coverage described as follows:

1. Named of Assured:         Japan Smaller Capitalization
                             Fund, Inc. Korea Equity Fund, Inc.
   Address:                  Two World Financial Center, Building B
                             New York, NY 10281-1712

2. Producer:                 Marsh USA, Inc
   Attn:                     Meredith Frick
   Address:                  1166 Ave Of Americas
                             New York, NY 10036

3. Bond Number:              81392052

4. Bond Type/Form No.:       Financial Institution Investment Company
                             Asset Protection Bond (Ed. 5-98)
                             Form 1.7-02-1422 and Form 17-02-142

5. Term of Binder            From: 12:01 a.m. on 07/31/2006
                             To: 12:01 a.m. on Policy Issuance

6. Bond Period:              From: 12:01 a.m. on 07/31/2006
                             To: 12:01 a.m. on 07/31/2007

7. Limits of Liability:

Insuring Clause                   Limits of Liability        Deductible Amount
---------------                   -------------------        -----------------
1.  Employee                      $1,200,000                 $ 25,000
2.  On Premises                   $1,200,000                 $ 25,000
3.  In Transit                    $1,200,000                 $ 25,000
4.  Forgery or Alteration         $1,200,000                 $ 25,000
5.  Extended Forgery              $1,200,000                 $ 25,000
6.  Counterfeit Money             $1,200,000                 $ 25,000
7.  Threat to Person              $ Not Covered              $ N/A
8.  Computer System               $ Not Covered              $ N/A
9.  Voice Initiated Funds         $ Not Covered              $ N/A
    Transfer Instruction
10. Uncollectible Items of        $ Not Covered              $ N/A
    Deposit
11. Audit Expense                 $ Not Covered              $ N/A

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8. Endorsements:             1) Amended Employee Definition Endorsement- Manuscript
                             2) New York Amendatory Endorsement- 17-02-2863
                             3) Deleting Valuation-Other Property Endorsement-17-02-2437
                             4) Compliance with Applicable Trade Sanction Laws- 14-02-9228

9. Premium:                  $ 8,900(1 Year Prepaid Premium)

10.Commission Payable:       10%

The above Binder is expressly contingent upon receipt, review and acceptance of the subjectivity's listed below. The Company must receive all of the items identified below on or before the Binder Expiration Date shown above. If all of these items are not received and approved by the Company on or before this date, this Binder will automatically expire without further action or notice.

- None

The foregoing Binder for coverage is subject to modification or withdrawal by the Company if, before the proposed inception date, any new, corrected or updated information becomes known which relates to any proposed Assured's claims history or risk exposure or which could otherwise change the underwriting evaluation of any proposed Assured and the Company, in its sole discretion, determines that the terms of this Binder are no longer appropriate.

This Binder may be canceled at any time by the entity referred to in Item 1 by giving written notice of cancellation to the Company. This Binder may be canceled at any time by the Company upon ten (10) days written notice of cancellation to the entity referred to in item 1 or its agent.

This Binder shall terminate automatically upon the expiration date shown above, or upon issuance of the Bond, whichever occurs first. A short rate premium charge will be made for this Binder unless the Bond is issued by the Company and accepted by the entity referred to above. The Company reserves the right to modify the policies, terms and conditions upon underwriting review of any information received.

This binder does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from offering or providing insurance. To the extent any such prohibitions apply, this binder is void ab initio.

By:  Humphreys Fulani                       Date:  August 8, 2006
     -------------------------------               -----------------------------
        Authorized Representative

CHUBB [LOGO]




                       IMPORTANT NOTICE TO POLICYHOLDER
                        OF TERRORISM INSURANCE COVERAGE
                 (new policies and renewals with no terrorism
                 exclusion or sublimit and no premium charge)

You are hereby notified that, under the Terrorism Risk Insurance Act of 2002 (the "Act") effective November 26, 2002, we are making available to you insurance for losses arising out of certain acts of international terrorism. The policy you are purchasing already includes insurance for such acts. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 90% in 2006 and 85% in 2007 of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. The portion of the offered policy's annual premium that is attributable to insurance for acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

      Resolutions of a majority of the board of directors who are not "interested persons" of the Fund approving the amount, type, form and coverage of the bond and the portion of the premium paid by the Fund (Attached)

                    JAPAN SMALLER CAPITALIZATION FUND, INC.

                            KOREA EQUITY FUND, INC.

                          (Collectively, the "Funds")

                    Special Meeting of Boards of Directors

                                 July 28, 2006

                                ---------------

                        RESOLVED, that the terms and amount of joint
                  insured fidelity bond to be obtained from Vigilant Insurance Company of the Chubb Group of Insurance Companies in the aggregate amount of $1,200,000 covering the Funds, be, and they hereby are approved;

                        FURTHER RESOLVED, that the proper officers
                  of the Funds be, and they hereby are, authorized to the cause Japan Small Capitalization Fund, Inc. to pay 62.5 percent of the total premium payable with respect to such bond and Korea Equity Fund, Inc. to pay the remaining 37.5 per cent of such premium payable with respect to such bond;

                        FURTHER RESOLVED, that the amount of the
                  fidelity bond coverage be, and it hereby is, approved after consideration of all factors deemed relevant by the Board, including, but not limited to, the other parties named as insureds, the nature of the business activities of such other parties, the amount of the joint insured bond, the amount of the premium for such bond, the value of the assets of each Fund, the type and terms of the arrangement made for custody of each Fund's assets, and the nature of the securities in each Fund's portfolio;

                        FURTHER RESOLVED, that the form of Joint
                  Fidelity Bond Agreement between each Fund and the other named joint insureds utilized with respect to the current year is approved for another year;

                        FURTHER RESOLVED, that the proper officers
                  of the Funds be, and they hereby are, authorized and directed to take such action as they deem necessary and appropriate with respect to obtaining additional fidelity bond coverage pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"); and

                        FURTHER RESOLVED, that the Secretary be, and
                  he hereby is, designated as the officer
                  responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.


                                                   ----------------------------
                                                        Neil Daniele
                                                        Secretary

      According to the insurance underwriter, the premium paid under the Joint Fidelity Bond Agreement by Japan Smaller Capitalization Fund, Inc. would be $6,500 had the Fund not been named as an insured under a joint insured fidelity bond.

      The premium paid by the Fund ($5,563) is for the period July 31, 2006 through July 30, 2007.

      A copy of the agreement among the Fund and the other named insureds (Attached). The Fund was formerly known as the Japan OTC Equity Fund, Inc.

                            FIDELITY BOND AGREEMENT


      AGREEMENT made as of July 31, 2005, by and among JAPAN SMALLER CAPITALIZATION FUND, INC., and KOREA EQUITY FUND, INC. each of which is a Maryland corporation.


                              W I T N E S S E T H
                              - - - - - - - - - -


      WHEREAS, the above-named registered investment companies (the "Funds") are joint named insureds under a bond issued by the Vigilant Insurance Company of the Chubb Group of Insurance Companies (the "Bond");

      WHEREAS, Rule 17g-1 under the Investment Company Act of 1940 requires that each registered investment company named as an insured on a joint insured bond enter into an agreement with the other named insureds containing certain provisions regarding the respective shares to be received by said insured in the event recovery is received under the joint insured bond as a result of a loss sustained by them;

      NOW, THEREFORE, the parties hereto, in consideration of the premises and the mutual covenants contained herein, hereby agree as follows:

      1. Joint Insured Bond. The Funds shall maintain in effect a joint fidelity insurance bond from one or more reputable fidelity insurance companies which shall be authorized to do business in the place where the bond is issued, insuring the Funds against larceny and embezzlement and covering such of their officers and employees who may, singly or jointly with others, have access, directly or indirectly, to their securities or funds. The Bond shall name each party as an insured and shall comply with the requirements of such bonds established by Rule 17g-1.

      2. Allocation of Premium. Each party hereto shall pay a percentage of the total premium of the Bond which equals the portion of the aggregate amount of coverage allocated to such party.

      3. Allocation of Proceeds.

            a) If one or more parties sustain a single loss for which recovery is received under the Bond, each party shall receive that portion of the recovery which is sufficient in amount to indemnify that party in full for the loss sustained by it, unless the recovery is inadequate to fully indemnify all parties sustaining a single loss.

            (b) If the recovery is inadequate to indemnify fully all parties sustaining a single loss, the recovery shall be allocated among the parties as follows:

                  (i) Each party sustaining a loss shall be allocated an
            amount equal to the lesser of its actual loss or the minimum amount of the fidelity bond coverage which would be required to be maintained by such party under a single insured bond (determined as of the time of the loss in accordance with the provisions of Rule 17g-1); and

                  (ii) The remaining portion of the recovery (if any) shall be allocated to each party sustaining a loss not fully indemnified by the allocation under subparagraph (i) in the same proportion as the portion of each party's loss which is not fully indemnified bears to the sum of the unindemnified losses of all parties. If such allocation would result in any party's receiving a portion of the recovery in excess of the loss actually sustained by it, the aggregate of such excess portion shall be reallocated to the other parties whose losses would not be fully indemnified as a result of the foregoing allocation.

      4. Claims and Settlements. Each party shall, within ten days after the making of any claim under the Bond, provide the other parties with written notice of the amount and nature of such claim. Each party shall, within ten days after the receipt thereof, provide the other parties with written notice of the terms of settlement of any claim made under the Bond by such party.

      5. Modification and Withdrawal. Each party hereby consents to additional investment companies advised by Nomura Asset Management U.S.A. Inc. being named as a joint insured under the Bond and this Agreement. If pursuant to Rule 17g-1, any party shall determine that the coverage described herein should otherwise be modified, it shall so notify the other parties hereto, indicating the nature of the modification which it believes to be appropriate. This Agreement shall be so modified with the written consent of a majority of the parties. Any party may withdraw from this Agreement at any time and cease to be a party hereto (except with respect to losses occurring prior to such withdrawal) by giving not less than thirty days' prior written notice to the other parties of such withdrawal. Upon withdrawal, such party shall cease to be a named insured on the Bond and shall be entitled to receive any premium rebated by the fidelity company with respect to such withdrawal.

      6. Governing Law. This Agreement shall be construed in accordance with the laws of the State of New York.

      7. No Assignment. This Agreement is not assignable.

      8. Notices. All Notices and other communications hereunder shall be in writing and shall be addressed to the appropriate party at Two World Financial Center, Building B, New York, New York 10281.

      IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement as of the day and year first above written.



JAPAN SMALLER CAPITALIZATION FUND, INC.



By /s/ Neil Daniele Secretary
   _____________________________

          Neil Daniele Secretary







KOREA EQUITY FUND, INC.



By /s/ Neil Daniele Secretary
   _____________________________

          Neil Daniele Secretary